```
                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            Form 13F

                      FORM 13F COVER PAGE
```

Report for the Calendar Year or Quarter Ended: 06/30/2010

Check here if Amendment [ ]; Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: Leonetti & Associates, LLC
Address: 1130 Lake Cook Road, Suite 300
                Buffalo Grove, IL 60089-1976

Form 13F File Number: 028-13075

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael E. Leonetti
Title: CEO
Phone: (847) 520-0999

Signature, Place, and Date of Signing:

Michael E. Leonetti   Buffalo Grove, IL   08/11/2010
-------------------   -----------------   ----------

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0
Form 13F Information Table Entry Total: 28
Form 13F Information Table Value Total: $127,703
(Thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

NONE

<PAGE>

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                              Leonetti & Associates, LLC
                              FORM 13F INFORMATION TABLE
                                  AS OF 06/30/2010
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<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Annaly Capital Mgmt	COM	035710409	1519	88600	SH		Sole				88600
Apple Inc	COM	037833100	4721	18770	SH		Sole				18770
CBS Corp	CL B	124857202	1709	132200	SH		Sole				132200
Etfs Palladium Tr	SH BEN INT	26923a106	1618	36750	SH		Sole				36750
Financial SPDR	SBI INT-FINL	81369Y605	5119	370700	SH		Sole				370700
Hawaiian Elec Indus Inc	COM	419870100	399	17500	SH		Sole				17500
IBM Corp	COM	459200101	7168	58050	SH		Sole				58050
Market Vectors Gold Miners	GOLD	57060u100	8590	165316	SH		Sole				165316
NutriSystem Inc	COM	67069d108	993	43300	SH		Sole				43300
Oil & Gas Expl Prod SPDR	S&P OILGAS EXP	78464A730	6856	175850	SH		Sole				175850
Prologis	SH BEN INT	743410102	1524	150400	SH		Sole				150400
S&P MidCap 400 SPDR	UNIT SERIES 1	78467y107	12189	94375	SH		Sole				94375
Spdr Gold Trust	GOLD SHS	78463v107	8694	71450	SH		Sole				71450
Technology SPDR	SBI INT-TECH	81369Y803	2468	121000	SH		Sole				121000
United States Oil Fund LP	UNITS	91232n108	1443	42500	SH		Sole				42500
United Sts Natl Gas ETF	UNIT	912318102	764	98600	SH		Sole				98600
Vale SA ADR	ADR	91912e105	2508	103000	SH		Sole				103000
Vanguard Total Stock Mkt Indx	STK MRK VIPERS	922908769	844	16050	SH		Sole				16050
Vistaprint NV	SHS	n93540107	1306	27500	SH		Sole				27500
Waste Connections Inc	COM	941053100	3615	103625	SH		Sole				103625
iShares MSCI Emrg Mkts	MSCI EMERG MKT	464287234	9957	266800	SH		Sole				266800
iShares MSCI Mexico	MSCI MEX INVEST	464286822	6681	139500	SH		Sole				139500
iShares S&P 600 Index	S&P SMLCAP 600	464287804	7201	133000	SH		Sole				133000
iShares Tr Trnsprtn Idx	TRANSP AVE IDX	464287192	5326	73600	SH		Sole				73600
iShares Brclys 1-3 Yr Credit B	BARCLYS 1-3YR	464288646	2213	21300	SH		Sole				21300
iShares Brclys Aggregate Bd Fd	BARCLYS US AGG	464287226	9754	90950	SH		Sole				90950
iShares Brclys TIPS Bond Fd	BARCLYS TIPS BD	464287176	8264	77300	SH		Sole				77300
iShares High Yield Corp Bond F	HIGH YLD CORP	464288513	4257	50145	SH		Sole				50145

```
REPORT SUMMARY    28 DATA RECORDS      127703     0   OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED
```

</TABLE>